EXHIBIT 12.1

Neiman Marcus, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Fiscal year ended
(in thousands, except ratios)	July 30, 2011	July 31, 2010		August 1, 2009	August 2, 2008	July 28, 2007

Fixed Charges:
Interest on debt	$266,816	$219,400		$221,951	$233,557	$255,859
Amortization of debt discount and expense	14,661	18,697		17,185	14,217	14,141
Interest element of rentals	26,301	25,146		24,750	27,291	24,915
Total fixed charges	$307,778	$263,243		$263,886	$275,065	$294,915
Earnings (loss):
Earnings (loss) from continuing operations before income taxes	$49,264	$(5,313)		$(888,491)	$226,629	$216,998
Add back:
Fixed charges	307,778	263,243		263,886	275,065	294,915
Amortization of capitalized interest	1,115	1,112		1,058	1,018	495
Less:
Capitalized interest	(535)	(286)		(993)	(3,036)	(2,825)
Total earnings (loss)	$357,622	$258,756		$(624,540)	$499,676	$509,583
Ratio of earnings to fixed charges (a)	1.2		(b)	(c)	1.8	1.7

(a)           Interest associated with income tax liabilities is excluded from our calculation.

(b)           For fiscal year 2010, the aggregate amount of fixed charges exceeded our earnings by approximately $4.5 million, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period.

(c)           For fiscal year 2009, the aggregate amount of fixed charges exceeded our earnings by approximately $888.4 million, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period.  The deficiency of the ratio of earnings to fixed charges for fiscal year 2009 is primarily due to the pretax impairment charges related to 1) $329.7 million for the writedown to fair value of goodwill, 2) $343.2 million for the writedown to fair value of the net carrying value of tradenames and 3) $30.3 million for the writedown to fair value of the net carrying value of certain long-lived assets.